ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference MS / BC
Date July 11, 2008

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 51
Direct Fax +41 (0)44 625 08 51
marianne.stuck@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following two News Releases:

- "Zurich announces it will not bid for Royal Bank of Scotland Insurance" dated July 10, 2008
- "Zurich joins forces with Banco Sabadell to become a leading player in the Spanish insurance market" dated July 11, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Stuck

Marianne Stuck
Corporate Legal Adviser

dlw 7/16

Enclosures

News Release

ZURICH®

Zurich announces it will not bid for Royal Bank of Scotland Insurance

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, July 10, 2008 – Zurich Financial Services Group (Zurich) confirmed today that it has been considering making a bid for the insurance business of Royal Bank of Scotland and has carried out a detailed review of the opportunities. Following such review, the Group has decided to withdraw from any further discussions.

Zurich will continue to assess growth opportunities in line with its stated strategic and financial targets, in furtherance of continued shareholder value. In addition, it will recommence purchasing shares under its previously announced share buyback program starting Friday, July 11, 2008.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

For **broadcast-standard video** and/or **high resolution pictures** supporting this news release, please visit http://www.thenewsmarket.com/zurich. If you are a first-time user, please take a moment to register. In case you have any questions, please email journalisthelp@thenewsmarket.com.

News Release

ZURICH®

Zurich joins forces with Banco Sabadell to become a leading player in the Spanish insurance market

Acquisition of 50% stake in Banco Sabadell's insurance operations positions Zurich among the top 2 insurers in Spain

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, July 11, 2008 – Zurich Financial Services Group (Zurich) announced today that it has signed an agreement to acquire a 50% stake in the life insurance, pension and general insurance operations of Banco Sabadell S.A. (Banco Sabadell), while establishing a long-term strategic distribution partnership with the fourth largest bank in Spain. As a result of the agreement, Zurich is set to become the second largest insurance group in Spain[1].

Zurich will acquire a 50% participation in BanSabadell Vida S.A. de Seguros y Reaseguros (BanSabadell Vida), BanSabadell Pensiones E.G.F.P., S.A., and BanSabadell Seguros Generales, S.A. de Seguros y Reaseguros (BanSabadell Seguros Generales). While Zurich will have management control of the jointly owned companies and fully consolidate them, Banco Sabadell will continue to be a 50% stakeholder, which demonstrates its commitment and strong interest to jointly develop the insurance business.

"We have always said we wanted to increase our market position in this important market," commented Zurich's Chief Executive Officer (CEO) James J. Schiro. "It is also consistent with our multi-distribution strategy, and reflects our disciplined approach to acquisitions."

The agreed transaction represents a significant expansion of Zurich's insurance operations in Spain, and builds upon the two acquisitions the Group has announced there over the past four months. With these acquisitions, Zurich becomes the fourth largest life and fourth largest general insurer in Spain[1]. This transaction aims to further strengthen and consolidate Zurich's competitive position and profitability by combining Banco

Sabadell's strong distribution and sales support capabilities with Zurich's considerable proposition strengths and efficient pan-European platform.

Spain is one of the most attractive insurance markets in Europe, showing strong and consistent growth over the past years and expecting to continue to grow at strong levels in the future. Further, bancassurance represents an important distribution channel for life insurance in the market, and is of increasing importance for general insurance in Spain.

Mario Greco, Zurich's CEO Global Life Insurance, remarked: "This is another milestone in the implementation of our Global Life strategy, and reinforces our strength in bancassurance distribution. This acquisition and alliance strengthens our progress to this goal. When combined with our other existing partnerships in Spain, this alliance places us as one of the leading players in the Spanish life insurance market."

The purchase price for 50% of Banco Sabadell's life insurance and pension companies amounts to EUR 650 (approx. USD 1,020) million, plus an earn-out component of up to EUR 120 (approx. USD 188) million. The purchase price for 50% of Banco Sabadell's general insurance company amounts to EUR 100 (approx. USD 157) million, plus an earn-out component of up to EUR 30 (approx. USD 47) million.

As part of the transaction, the mentioned insurance companies will enter into bancassurance agreements with Banco Sabadell and two of its affiliates to sell life insurance, pension and general insurance products through Banco Sabadell's extensive branch network on an exclusive basis. The exclusive distribution agreement runs for 25 years and can thereafter be extended.

Banco Sabadell, founded in 1881, is the fourth largest bank in Spain with an excellent nationwide distribution network of currently about 1,225 branches, giving access to about 2 million customers. In 2007, BanSabadell Vida wrote EUR 1,450 (approx. USD 2,275) million in premiums and EUR

ZURICH®

177 (approx. USD 277) million of life APE. BanSabadell Seguros Generales was newly founded in 2007.

Zurich will finance this transaction with internal resources. The transaction is subject to the approval of the relevant regulatory authorities and is expected to close by the fourth quarter of 2008.

[1] As measured by Zurich's and Banco Sabadell's combined gross written premium in both life and general insurance for 2007, resulting in an overall market share of 6.5%. Source: ICEA, Inverco, DGSFP.

Note to Editors:
Further supporting material in relation to this transaction can be found on our website:
www.zurich.com/main/mediarelations/mediareleases/2008/german/2008_0711_01_article.htm

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

For **broadcast-standard video** and/or **high resolution pictures** supporting this news release, please visit http://www.thenewsmarket.com/zurich. If you are a first-time user, please take a moment to register. In case you have any questions, please email journalisthelp@thenewsmarket.com.

END